Exhibit 99.1

SciSparc Engages Investment Bank to Identify Potential Strategic Transaction Opportunities

TEL AVIV, Israel, Sept. 12, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) ("Company" or "SciSparc"), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that it has engaged Rosario Capital Ltd. ("Rosario Capital"), one of Israel' leading investment banks, to identify potential opportunities for a strategic transaction.

The engagement of Rosario Capital is further to the Company’s announcement last year in June 2022, that its board of directors resolved to initiate a process to review potential strategic transactions with the goal of maximizing shareholder value.

Rosario Capital will seek and evaluate potential strategic transactions on behalf of the Company, including additional investments in innovative companies, a strategic partnership with one or more parties, or the licensing of one or more of the Company’s proprietary technologies or indications.

Pending any decision to undertake any such strategic transaction, the Company will continue its development activities in accordance with its existing business strategy.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on the Amazon.com Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the engagement of Rosario Capital and the process for potential strategic transactions and value creation for shareholders. The Company may not enter into any strategic transactions, or even if it does, they may not maximize shareholder value. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055